SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2012

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Convocation Notice of the 11th Annual General Meeting of Shareholders

Convocation Notice of the 11th Annual General Meeting of Shareholders

Meeting Agendas

AGENDA ITEM NO. 1	APPROVAL OF FINANCIAL STATEMENTS

AGENDA ITEM NO. 2	APPROVAL OF REVISIONS TO ARTICLES OF INCORPORATION

Agenda Item No. 2-1 Revisions related to amendments to the Commercial Act and other legislations

Agenda Item No. 2-2 Revisions to incorporate the establishment of the Governance and CEO Recommendation Committee

AGENDA ITEM NO. 3	APPOINTMENT OF DIRECTORS (6 DIRECTORS)

Agenda Item No. 3-1 Non-executive Director Candidate : Mr. Jin Won Suh

Agenda Item No. 3-2 Outside Director Candidate : Mr. Ke Sop Yun

Agenda Item No. 3-3 Outside Director Candidate : Mr. Sang-Kyeong Lee

Agenda Item No. 3-4 Outside Director Candidate : Mr. Jung Il Lee

Agenda Item No. 3-5 Outside Director Candidate : Mr. Haruki Hirakawa

Agenda Item No. 3-6 Outside Director Candidate : Mr. Philippe Aguignier

AGENDA ITEM NO. 4	APPOINTMENT OF AUDIT COMMITTEE MEMBERS (4 MEMBERS)

Agenda Item No. 4-1 Committee Member Candidate : Mr. Taeeun Kwon

Agenda Item No. 4-2 Committee Member Candidate : Mr. Seok Won Kim

Agenda Item No. 4-3 Committee Member Candidate : Mr. Ke Sop Yun

Agenda Item No. 4-4 Committee Member Candidate : Mr. Sang-Kyeong Lee

AGENDA ITEM NO. 5	APPROVAL OF DIRECTOR REMUNERATION LIMIT

Additional Information

I.	Number and Classification of Voting Shares

II.	Method of Resolutions

III.	Members of the Board of Directors after the 11th Annual General Meeting of Shareholders

IV.	Committees of the Board of Directors

Appendix A – Separate Financial Statements of Shinhan Financial Group for FY 2011

Shinhan Financial Group

120, 2-Ga, Taepyungro, Jung Gu,

Seoul 100-102, Korea

February  23, 2012

Convocation Notice of the 11th Annual General Meeting of Shareholders

To our Shareholders:

Notice is hereby given that the 11th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

1. Date and Time: March 29, 2012 10 A.M. in Seoul time.

2. Place: Auditorium, 20th floor, Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

Agendas to be voted on:

1)	Approval of Financial Statements (Statement of Financial Position, Statement of Income and Statement of Appropriation of Retained Earnings) for fiscal year 2011 (January 1, 2011~ December 31, 2011)

2)	Approval of Revisions to Articles of Incorporation

2-1)	Revisions related to amendments to the Commercial Act and other legislations

2-2)	Revisions to incorporate the establishment of the Governance and CEO Recommendation Committee

3)	Appointment of Directors (6 directors)

3-1)	Non-executive Director Candidate : Mr. Jin Won Suh

3-2)	Outside Director Candidate : Mr. Ke Sop Yun

3-3)	Outside Director Candidate : Mr. Sang-Kyeong Lee

3-4)	Outside Director Candidate : Mr. Jung Il Lee

3-5)	Outside Director Candidate : Mr. Haruki Hirakawa

3-6)	Outside Director Candidate : Mr. Philippe Aguignier

4)	Appointment of Audit Committee Members (4 members)

4-1)	Audit Committee Member Candidate: Mr. Taeeun Kwon

4-2)	Audit Committee Member Candidate: Mr. Seok Won Kim

4-3)	Audit Committee Member Candidate: Mr. Ke Sop Yun

4-4)	Audit Committee Member Candidate: Mr. Sang-Kyeong Lee

5)	Approval of Director Remuneration Limit

Meeting Agendas

AGENDA ITEM NO. 1	APPROVAL OF FINANCIAL STATEMENTS (Statement of Financial Position, Statement of Income and Statement of Appropriation of Retained Earnings) for fiscal year 2011 (January 1, 2011 ~ December 31, 2011)

Pursuant to Article 449 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the Company’s separate statement of financial position, separate statement of income and separate statement of appropriation of retained earnings for fiscal year 2011.

Since FY 2011, the Company has adopted the International Financial Reporting Standards (“IFRS”), and the accompanying financial statements herein have been prepared in accordance with the newly adopted IFRS. Note that under IFRS, in preparing its separate financial statements, the Company applies ‘cost accounting’ in lieu of the ‘equity method of accounting’ in treating its investments in subsidiaries. Under the ‘cost accounting’, profit or loss for the Company’s share of each subsidiary is not recognized in the separate statement of income, as was the case for the ‘equity method of accounting’ based on the previous accounting standard, and dividend income from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

Due to this change in accounting, net income stated in the Company’s separate statement of income, KRW 1,672.9 billion, is different from the consolidated net income attributable to equity shareholders, KRW 3,100.0 billion.

Business Results for FY 2011 (stand-alone or separate basis)

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the primary business of 1) controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares, 2) investing in or providing financial support to subsidiaries and to raise capital necessary for financial support, and 3) supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and IT systems and etc.

As of December 31, 2011, Shinhan Financial Group consists of 12 direct subsidiaries that include Shinahn Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance and Shinhan BNP Paribas Asset Management, and 19 indirect subsidiaries.

During the fiscal year of 2011, Shinhan Financial Group received annual dividend for FY 2010 and interim dividend for FY 2011 from its subsidiaries that amounts KRW 1,837.5 billion in total. In addition, as the owner of ‘Shinhan’ brand trademark, Shinhan Financial Group received brand fees from users of our brand and recognized brand fee income of total KRW 121.2 billion in 2011.

- Please refer to Appendix A for the separate financial statements of Shinhan Financial Group.

Under the current Commercial Act, the Company is not required to seek shareholders’ approval for its consolidated financial statements; however, the consolidated based financials are deemed to better reflect the operation of a holding company, such as the Company. Therefore, a review of the Company’s business results on a consolidated basis has been provided for your reference.

Business Results of FY 2011 (consolidated basis)

For the fiscal year 2011, Shinhan Financial Group recorded KRW 3,100 billion of consolidated net income attributable to equity shareholders, supported by a modest growth of loan assets, preservation of stable margin and a significant decrease in credit cost.

In particular, the profitability of banking subsidiaries have rebounded significantly, increasing the net income contribution from bank subsidiaries- which had bottomed to 40% in 2009- to a level over 62% in 2011. Also, the group’s net interest margin (NIM) measured by adding those of Shinhan Bank and Shinhan Card remained stable at a mid 3% level. Accordingly, for 4 consecutive years, Shinhan Financial Group posted the largest net income among its peers in Korea

Shinhan Bank reported net income of KRW 2,118.4 billion, up by 26.8% from the previous year while Jeju Bank achieved net income of KRW 15.4 billion, up by 28.6% from 2010.

Non-bank subsidiaries realized a combined net income of KRW 1,281.1 billion, down by 10% year-over-year from 2010. However, this decrease is mostly attributable to the base effect from the prior year 2010, during which a significant tax refund one-off gain in total of KRW 195.6 billion for Shinhan Card was realized.

Both Shinhan Card and Shinhan Investment Corp. net profits fell by 11.6% and 32.5% year-over-year respectively from 2010, whereas Shinhan Life Insurance and Shinhan Capital achieved a sharp net income increased by 11.0% and 27.4% year-over-year respectively from 2010.

Shinhan Card and Shinhan Investment Corp. recorded net income of KRW 875.9 billion and KRW 236.9 billion each, maintaining their stable earnings stream.

The net income contribution from non-bank subsidiaries in 2011 dropped down to 38% from 46% in 2011, mainly due to the recovery of the banking operation while non-banking subsidiaries continue to report stable earnings.

The dividend proposed by the Board of Directors for fiscal year 2011 is as follows;

1)	Dividend for Common Stocks: KRW 355,650 million

(KRW 750 per share, 15% of par value and 1.83% of market price of Common Stock)

2)	Dividend for Preferred Stocks: KRW 273,858 million

3)	Total Dividend Amount: KRW 629,508 million

AGENDA ITEM NO. 2	APPROVAL OF REVISIONS TO ARTICLES OF INCORPORATION

Pursuant to Article 433 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on revision to the Articles of Incorporation.

The Company divided this agenda into two separate agenda items based on the contents of the revision as follows;

AGENDA ITEM NO. 2-1	REVISIONS RELATED TO AMENDMENTS TO THE COMMERCIAL ACT AND OTHER LEGISLATIONS

We seek the approval from Shareholders’ to revise the affected Articles within its Article of Incorporation to reflect the amendments to the Commercial Act and the Act on External Audit of Stock Companies, including related Enforcement Decrees, scheduled to come into effect in 2012.

Please refer to the following table that sets for the summary of the proposed revisions to the Articles of Incorporation.

AGENDA ITEM NO. 2-2	REVISIONS TO INCORPORATE THE ESTABLISHMENT OF THE GOVERNANCE AND CEO RECOMMENDATION COMMITTEE

We seek the approval from Shareholders’ to revise related Articles within its Article of Incorporation to incorporate the establishment of a Governance and CEO Recommendation Committee under the Board of Directors.

Please refer to the following table that sets for the summary of the proposed revisions to the Articles of Incorporation.

Current Provisions	Proposed Amendments	Remarks

Article 1 ~ 8 (omitted)	Article 1 ~ 8 (not subject to change)

Article 9 (Number and Rights of Preferred Shares)	Article 9 (Number and Rights of Preferred Shares)

(1) (omitted)

(2) The dividends on non-voting preferred shares shall be no less than 1% per annum of their par value and the rate thereof shall be determined by the Board of Directors at the time of issuance; provided that when issuing preferred shares whose dividend ratio may be adjusted, the following must be determined at the time of issuance: acknowledgement of the fact that the Board of Directors may adjust the preferred dividend ratio, the reasons for such adjustment, the base date for adjustment and the method of adjustment.

(1) (omitted)

(2) The dividends on non-voting preferred shares shall be determined by the Board of Directors at the time of issuance; provided that when issuing preferred shares whose dividend ratio may be adjusted, the following must be determined at the time of issuance: acknowledgement of the fact that the Board of Directors may adjust the preferred dividend ratio, the reasons for such adjustment, the base date for adjustment and the method of adjustment.

To reflect amendments to Article 344 of the Commercial Act
(3 ~6) (omitted)	(3 ~ 6) (omitted)

Article 10 ~ 11 (omitted)	Article 10 ~ 11 (not subject to change)

Article 12 (Redeemable Stock)

(1 ~ 4) (omitted)

(5) If the Company intends to redeem redeemable shares, the Company shall give public notice of such intention, subject shares and the fact that the subject stock certificates must be submitted to the Company during the specified period, which shall be determined by the company to the extent not less than one month. The Company shall give separate notice to the shareholders and pledgees recorded in the shareholders’ registry, and upon the expiry of such period, the subject shares shall be redeemed compulsorily.

Article 12 (Redeemable Stock)

(1 ~ 4) (omitted)

(5) If the Company intends to redeem redeemable shares, the Company shall give notice to the shareholders and pledgees recorded in the shareholders’ registry of such intention, the subject shares and the fact that the subject stock certificates must be submitted to the Company during the specified period, which shall be determined by the company to the extent not less than two weeks, and upon the expiry of such period, the subject shares shall be redeemed compulsorily ; provided that such notice may be substituted with a public notice.

To reflect amendments to Article 345 of the Commercial Act

(6)(omitted)	(6) (omitted)

Current Provisions	Proposed Amendments	Remarks

Article 13 (Pre-emptive Rights) (1 ~ 2) (omitted) (new provision)

Article 13 (Pre-emptive Rights)

(1 ~ 2) (not subject to change)

(3) When allotting newly-issued shares to those who are not shareholders in accordance with Paragraph 2, the matters set forth in Paragraphs 1, 2, 2.2, 3 and 4 of Article 416 of the Commercial Act shall be publicly announced or notified to the shareholders no later than by 2 weeks prior to the payment deadline.

To reflect amendments to Article 418 Paragraph 4 of the Commercial Act
(3 ~ 4) (omitted)	(4 ~ 5) (not subject to change)	Article number changed

Articles 14 ~ 18 (omitted)	Articles 14 ~ 18 (not subject to change)

(new provision)

Article 19 (Issuance of Corporate Bonds)

(1) The Company may issue corporate bonds upon the approval of the Board of Directors.

(2) The Board of Directors may delegate to the Representative Director its authority to determine the bond type, amount and timing of the issuance, which shall occur within 1 year from the approval of such delegation.

(3) Articles 16 and 17 shall apply to the issuance of corporate bonds.

To reflect amendments to Article 469 Paragraph 4 of the Commercial Act Article 22 of the AOI is consolidated into this Article

Articles 19 ~ 21 (omitted)	Articles 20 ~ 22 (not subject to change)	Article number changed

Article 22 (Application of Rules to Issuances of Corporate Bonds) The Provisions of Articles 16 and 17 hereof shall be applicable to the issuance of bonds.	(Deleted)	Merged into Article 19 Paragraph 3

Articles 23 ~ 35 (omitted)	Articles 23 ~ 35 (not subject to change)

Article 36 (Director Appointment)

(1) Directors shall be appointed at the GSM. (2) Outside directors shall be recommended by the Outside Director Recommendation Committee pursuant to Article 47 and elected at the GMS.

(3) Directors other than Outside Directors shall be recommended by the Board Steering Committee pursuant to Article 47 of these Articles of Incorporation and elected at the GMS.

	Article 36 (Director Appointment) (1) Directors shall be appointed at the GSM. (2) (Deleted) (3) (Deleted)	To reflect the establishment of the Governance and CEO Recommendation Committee To reflect matters relating to director recommendation in the Board Regulations and Committee Regulations

Current Provisions	Proposed Amendments	Remarks

Articles 37 ~ 44 (omitted)	Articles 37 ~ 44 (not subject to change)

Article 45 (Method of Resolution)

(1) (omitted)

(2) The Board meetings may be held by means of a video conference or other similar arrangement whereby all or part of the Directors may participate in the meeting and vote on matters at the same time. In such case, a Director participating in the meeting by such arrangement shall be considered present at the meeting.

Article 45 (Resolutions of the Board of Directors)

(1) (not subject to change)

(2) The Board meetings may be held by means of a telephone conference or other similar arrangement whereby all or part of the Directors may participate in the meeting and vote on matters at the same time. In such case, a Director participating in the meeting by such arrangement shall be considered present at the meeting.

To reflect amendments to Article 391 of the Commercial Act

Article 46 (omitted)	Article 46 (not subject to change)

Article 47 (Committees)

(1) The Company may have the following Committees within the Board of Directors. (New provision)

1. Board Steering Committee

2. Audit Committee

3. Outside Director Recommendation Committee

4. Risk Management Committee

5. Compensation Committee

6. Audit Committee Member Recommendation Committee

Article 47 (Committees)

(1) The Company shall have the following Committees of the Board of Directors. 1. Governance and CEO Recommendation Committee

2. Board Steering Committee

3. Audit Committee

4. Outside Director Recommendation Committee

5. Risk Mgt. Committee

6. Compensation Committee

7. Audit Committee Member Recommendation Committee

To establish the new Governance and CEO Recommendation Committee of the Board of Directors
(2 ~ 3) (omitted)	(2 ~ 3) (not subject to change)

Articles 48 ~ 50 (omitted)	Articles 48 ~ 50 (not subject to change)

Article 51 (Duties of the Audit Committee) (1 ~ 2) (omitted) (new provision)

Article 51 (Duties of the Audit Committee)

(1 ~ 2) (not subject to change)

(3) If determined necessary, the Audit Committee may request convocation of a meeting of the Board of Directors by submitting the purpose and agenda of such meeting in writing to the person with the authority to convene such meeting.

(4) If the request was submitted as set forth above in Paragraph 3, but the person with the authority to convene the meeting fails to do so, the Audit Committee may convene the meeting itself.

To reflect amendments to Article 412-4 of the Commercial Act
(3 ~ 5) (omitted)	(5 ~ 7) (not subject to change)	Paragraph number changed

Current Provisions	Proposed Amendments	Remarks

Articles 52 ~ 53 (omitted)	Articles 52 ~ 53 (not subject to change)

Article 54 (Preparation and Maintenance of Financial Statements and Business Report) (1) (omitted)	Article 54 (Preparation and Display of Financial Statements and Business Report) (1) (not subject to change)	To reflect amendments to Article 447 Paragraph 1 Subparagraph 3 of the Commercial Act To reflect amendments to Article 447 Paragraph 2 of the Commercial Act

a. ~ b. (omitted)	a. ~ b. (not subject to change)

c. statement of appropriations of retained earnings or statement of disposition of deficit. (new provisions)

c. Other documents that reflect the Company’s financial position and management performance according to the Enforcement Decree to the Commercial Act

(2) If the Company is required to prepare consolidated financial statements under the Enforcement Decree to the Commercial Act, the documents set forth in each Subparagraph of Paragraph (1) shall include consolidated financial statements.

(2) (omitted)	(3) (not subject to change)	Paragraph number changed

(3) The Representative Director-Chairman shall keep file copies of the documents described in Paragraph (1) above, together with the business report and Audit Committee’s audit report thereon, at the head office of the Company for five(5) years, and certified copies of all of such documents at the branches of the Company for three (3) years, beginning from one (1) week before the date of the Ordinary General Meeting of Shareholders.	(4) The Representative Director-Chairman shall keep file copies of the documents described in Paragraph (1)_ and Audit Committee’s audit report thereon, at the head office of the Company for five (5) years and certified copies of all such documents at the branches of the Company for three (3) years, beginning from one (1) week before the date of the Ordinary General Meeting of Shareholders.	To clarify the documents needed to be presented

(4) (omitted)	(5) (not subject to change)	Paragraph number changed

Article 55 (Appointment of External Auditor)

The Company shall appoint an external auditor with the approval of the Audit Committee, and shall report such fact to the Ordinary General Meeting of Shareholders to be held first after such appointment.

Article 55 (Appointment of External Auditor)

The Company shall appoint an external auditor with the approval of the Audit Committee and either report such fact to the Ordinary General Meeting of Shareholders to be held first after such appointment or notify the shareholders as of the date of the closing of the shareholders’ registry by email or written notice or make an announcement on the Company’s homepage.

To reflect the Enforcement Decree of the Act on External Audit of Stock Companies

Current Provisions	Proposed Amendments	Remarks

Articles 56 ~ 58 (omitted)	Articles 56 ~ 58 (not subject to change)

Article 58-2 (Interim Dividends)

(1 ~ 2) (omitted) (3) The maximum amount to be paid as interim dividends shall be calculated by deducting the following amounts from the net asset amounts recorded in the balance sheet of the fiscal year immediately prior to the fiscal year concerned: 1. Capital of the company for the fiscal year immediately prior to the fiscal year concerned;

Article 58.2 (Interim Dividends)

(1 ~ 2) (not subject to change)

(3) The maximum amount to be paid as interim dividends shall be calculated by deducting the following amounts from the net asset amount recorded in the balance sheet of the fiscal year immediately prior to the fiscal year concerned: 1. Capital stock of the company for the fiscal year immediately prior to the fiscal year concerned

To reflect amendments to Article 462 Paragraph 1 Subparagraph 4 of the Commercial Act
2. ~5. (omitted)	2. ~ 5. (not subject to change)

Articles 59 ~ 60 (omitted)	Articles 59 ~60 (not subject to change)

Additional Provisions (9)

Article 1 (Date of Enforcement) These Articles shall take effect on April 15, 2012, except for Article 36, Article 47 Paragraph 1 Subparagraph 1 and Article 55 which shall take effect on March 29, 2012.

Amendments related to reflect changes in the Commercial Act will become effective as of the date of effectiveness of those amendments, whereas other amendments are to be enforced after the approval of the AGM in March 2012.

AGENDA ITEM NO. 3	APPOINTMENT OF DIRECTORS (6 DIRECTORS)

Pursuant to Article 382 of the Commercial Act and Article 36 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of directors.

At the 11th Annual General Meeting of Shareholders 1 non-executive director and 5 outside directors will seek the approval of appointment from shareholders.

The Board of Directors is currently composed of 11 directors, 1 executive director and 1 non-executive director and 9 outside directors. The terms of 1 non-executive director (Mr. Jin Won Suh), and 4 outside directors (Messrs. Ke Sop Yun, Jung Il Lee, Haruki Hirakawa and Philippe Aguignier) terms will be completed in March 2012 on the date of the Annual General Meetings of Shareholders.

The Board Steering Committee, the committee under the Board of Directors which recommends non-executive directors for the Company, recommended Mr. Jin Won Suh, the current CEO of Shinhan Bank, a bank subsidiary of the Company, as a non-executive director for the Company.

In addition, the Outside Director Recommendation Committee under the Board of Directors recommended 5 outside directors, of which 4 directors, Messrs. Ke Sop Yun, Jung Il Lee, Haruki Hirakawa and Philippe Aguignier, are to renew their terms. Mr. Sang-Kyeong Lee has been newly nominated and recommended as an outside director.

The Outside Director Recommendation Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for outside directors and recommends relevant candidates to the Board of Directors.

On February 23, 2012, the Board of Directors endorsed the nominees selected by the Board Steering Committee and the Outside Director Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of the following candidate;

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 11th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

AGENDA ITEM NO.3-1 NON-EXECUTIVE DIRECTOR CANDIDATE……        MR. JIN WON SUH

1.	Date of Birth	April 20, 1951

2.	Nominator	Board Steering Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 14th AGM (3 year)

6.	Current Position	President & CEO of Shinhan Bank

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	BA in Historical Science, Korea University

9.	Main Work Experience

	2010 - current	President & CEO, Shinhan Bank

	2007	Chief Executive Officer, Shinhan Life Insurance

	2006	Deputy President, Shinhan Financial Group

	2004	Deputy President, Shinhan Bank

	2002	Deputy Head of the Retail Banking Division, Shinhan Bank

	2000	General Manager, Human Resource Department, Shinhan Bank

	1997	General Manager, Information & Technology Department, Shinhan Bank

	1995	General Manager, Pohang Branch

	1993	General Manager, Myeonmuk-Dong Branch

	1991	General Manager, Personnel Training Office, Shinhan Bank

	1983	Joined Shinhan Bank

AGENDA ITEM NO.3-2 OUTSIDE DIRECTOR CANDIDATE………        MR. KE SOP YUN

1.	Date of Birth	May 20, 1945

2.	Nominator	Outside Director Recommendation Committee

	2-1. Rationale	Mr. Yun possesses a strong academic background as well as practical experience in accounting, and has been duly performing his role as an outside director during his tenure. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 12th AGM (1 year)

6.	Current Position	Chairman, Seoul Economist Club

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	92%

8.	Education	Ph.D in Business Administration, Seoul National University

9.	Main Work Experience

	2001 - current	Chairman, Seoul Economist Club

	2010 - current	Emeritus Professor, College of Business Administration, Seoul National University

	1999 - 2001	Dean, College of Business Administration, Seoul National University

	1997 - 1998	Exchange professor of London Graduate School, England (LBS)

	1997	Member, Financial Renovation Committee

AGENDA ITEM NO.3-3 OUTSIDE DIRECTOR CANDIDATE……………        MR. SANG-KYEONG LEE

1.	Date of Birth	September 20, 1945

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Lee is a seasoned legal expert who honorably served as the Chief Judge of the Constitutional Court of Korea. The committee recommends Mr. Lee based on his renowned capacity and character as he is expected to contribute to the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 13th AGM (2 year)

6.	Current Position	Representative Attorney, Law Firm WONJON

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	n/a

8.	Education	B.A. in Law, Chung-Ang University

9.	Main Work Experience

	2010 - current	Representative Attorney, Law Firm WONJON

	2009 - 2010	Lawyer, DW Partners Law Firm

	2005 - 2009	Lawyer, Law Firm LEEWOO

	2004 - 2005	Chief Judge, Constitutional Court of Korea

	2002 - 2004	President, Busan High Court

	2000 - 2002	President, Daegu District Court & Incheon District Court

	2000 - 2000	Senior Presiding Judge, Patent Court of Korea

	1992 - 2000	Senior Judge, Daegu High Court

	1981 - 1992	Judge, Seoul High Court

AGENDA ITEM NO.3-4 OUTSIDE DIRECTOR CANDIDATE………        MR. JUNG IL LEE

1.	Date of Birth	August 28, 1952

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Lee is a successful Korean-Japanese entrepreneur and has shared his various experience and knowhow as a businessman with the Company. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 12th AGM (1 year)

6.	Current Position	CEO, Hirakawa Shoji Co., Ltd.

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	BA in Political Science & Economics, Meiji University

9.	Main Work Experience

	2006	Board Member, Korean Residents Union in Japan

	1985	CEO, Hirakawa Shoji Co., Ltd

AGENDA ITEM NO.3-5 OUTSIDE DIRECTOR CANDIDATE………        MR. HARUKI HIRAKAWA

1.	Date of Birth	November 7, 1964

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Hirakawa is a successful Korean-Japanese entrepreneur and has been actively participating in the meetings of the Board of Directors and its committees. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 12th AGM (1 year)

6.	Current Position	CEO, Kokusai Kaihatsu Co., Ltd

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	89%

8.	Education	BA in Political Science & Economics, Kinki University

9.	Main Work Experience

	2008	CEO, Kokusai Kaihatsu Co., Ltd

	2006	CEO, Shinei Shoji Co., Ltd

	1994	CEO, Hirakawa Shoji Co., Ltd

AGENDA ITEM NO.3-6 OUTSIDE DIRECTOR CANDIDATE………        MR. PHILIPPE AGUIGNIER

1.	Date of Birth	September 26, 1957

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Agugnier has been duly performing his role as an outside director during his tenure. The committee recommends to renew his term as he is expected to further contribute to the development of the Company.

3.	Relation to the largest shareholder	Employee

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 12th AGM (1 year)

6.	Current Position	Head of Retail Banking for Asia, BNP Paribas

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D in Far Eastern Studies, Universite Paris III (Inalco)

9.	Main Work Experience

	2010 - current	Head of Retail Banking for Asia, BNP Paribas

	2006 - 2009	Vice-President, Bank of Nanjing Head of Retail Banking for China, BNP Paribas

	2002 - 2006	Head, BNP Paribas Group Investor Relations and Financial Information

AGENDA ITEM NO. 4	APPOINTMENT OF AUDIT COMMITTEE MEMBERS (4 MEMBERS)

Pursuant to Article 542.12 of the Commercial Act, Article 41 of the Financial Holding Companies Act and Article 39 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of the Audit Committee Members.

Among the incumbent outside directors and newly nominated outside director candidates, Messrs. Taeeun Kwon, Seok Won Kim, Ke Sop Yun and Sang-Kyeong Lee were recommended as candidates of the Audit Committee Members for fiscal year 2012 through the resolution of the Audit Committee Member Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of each of the following nominee;

AGENDA ITEM NO.4-1 AUDIT COMMITTEE MEMBER CANDIDATE.        MR. TAEEUN KWON

1.	Date of Birth	January 29, 1941

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 12th AGM (1 year)

6.	Current Position	Professor, Nagoya University of Foreign Studies

7.	Education	Ph.D. in Business Administration, Nanzan University

8.	Main Work Experience

	2010 - current	Dean, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	1983 - 2010	Chief Executive Officer, Nam Bu Ham Co., Ltd

	1997 - 2009	Committee member, Korean Residents’ Union HQ in Japan

	1991 - 2008	Counsel and Director, Korea Education Foundation

	2004	Professor, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

AGENDA ITEM NO.4-2 AUDIT COMMITTEE MEMBER CANDIDATE.        MR. SEOK WON KIM

1.	Date of Birth	April 29, 1947

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 12th AGM (1 year)

6.	Current Position	Chairman, Credit Information Companies Association

7.	Education	Ph.D. in Economics, Kyung Hee University

8.	Main Work Experience

	2009 - current	Chairman, Credit Information Companies Association

	2006 - 2009	Chairman, Korea Federation of Savings Banks

	2005	Outside Director, Woori Bank

	2002 - 2005	Vice President, Korea Deposit Insurance Corporation

	1999 - 2001	Head of the Korea-OECD Multilateral Tax Center

AGENDA ITEM NO.4-3 AUDIT COMMITTEE MEMBER CANDIDATE.        MR. KE SOP YUN

1.	Date of Birth	May 20, 1945

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 12th AGM (1 year)

6.	Current Position	Chairman, Seoul Economist Club

7.	Education	Ph.D in Business Administration, Seoul National University

8.	Main Work Experience

	2001 - current	Chairman, Seoul Economist Club

	2010 - current	Emeritus Professor, College of Business Administration, Seoul National University

	1999 - 2001	Dean, College of Business Administration, Seoul National University

	1997 - 1998	Exchange professor of London Graduate School, England(LBS)

	1997	Member, Financial Renovation Committee

AGENDA ITEM NO.4-4 AUDIT COMMITTEE MEMBER CANDIDATE… MR. SANG-KYEONG LEE

1.	Date of Birth	September 20, 1945

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 29, 2012 until the 12th AGM (1 year)

6.	Current Position	Representative Attorney, Law Firm WONJON

7.	Education	B.A. in Law, Chung-Ang University

8.	Main Work Experience

	2010 - current	Representative Attorney, Law Firm WONJON

	2009 - 2010	Lawyer, DW Partners Law Firm

	2005 - 2009	Lawyer, Law Firm LEEWOO

	2004 - 2005	Chief Judge, Constitutional Court of Korea

	2002 - 2004	President, Busan High Court

	2000 - 2002	President, Daegu District Court & Incheon District Court

	2000 - 2000	Senior Presiding Judge, Patent Court of Korea

	1992 - 2000	Senior Judge, Daegu High Court

	1981 - 1992	Judge, Seoul High Court

AGENDA ITEM NO.5    APPROVAL OF DIRECTOR REMUNERATION LIMIT

Pursuant to Article 388 of the Commercial Act and Article 47 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the aggregate remuneration levels for directors for fiscal year 2012.

KRW 6.0 billion is proposed as the maximum amount of aggregate remuneration that may be disbursed to the 12 directors, including 10 outside directors, of the Company for fiscal year 2012. For your reference the limitation for fiscal year 2011 for 12 directors, including 10 outside directors, was KRW 6.0 billion.

Additionally, 59,000 performance shares are proposed to be granted as the maximum aggregate amount of shares that may be disbursed from April 1, 2010 to December 31, 2013 to the directors of Shinhan Financial Group as long-term incentives over the term of their office. The approval and ratification of awards, performance measure and allocation for these performance shares will be delegated to the Board of Directors.

Additional Information

I.	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2011. As of the record date, there were 474,199,587 shares outstanding, all of which are valid shares for voting.

II.	Method of Resolutions

Pursuant to the provisions of the Commercial Act, Agenda Item No. 1, 3, 4 and 5 shall be passed a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

III.	Members of the Board of Directors after the 11th Annual General Meeting of Shareholders

Before AGM	After AGM
Executive Directors	Executive Directors	Initially Appointed on	Reappointed on	End of Tenure

Dong Woo Han	Dong Woo Han	March 23, 2011	-	FY 2013 AGM

Non-executive Directors	Non-executive Directors

Jin Won Suh	Jin Won Suh	March 23, 2011	March 29, 2012	FY 2014 AGM

Outside Directors*	Outside Directors*

Taueun Kwon	Taeeun Kwon	March 23, 2011	-	FY 2012 AGM
Kee Young Kim	Kee Young Kim	March 23, 2011	-	FY 2012 AGM
Seok Won Kim	Seok Won Kim	March 23, 2011	-	FY 2012 AGM
Hoon Namkoong**	Hoon Namkoong	March 23, 2011	-	FY 2012 AGM
Jaekun Yoo	Jaekun Yoo	March 23, 2011	-	FY 2012 AGM
Ke Sop Yun†	Ke Sop Yun†	March 17, 2009	March 29, 2012	FY 2012 AGM
Jung Il Lee†	Jung Il Lee†	March 23, 2011	March 29, 2012	FY 2012 AGM
Haruki Hirakawa†	Haruki Hirakawa†	March 23, 2011	March 29, 2012	FY 2012 AGM
Philippe Aguignier†	Philippe Aguignier†	March 24, 2010	March 29, 2012	FY 2012 AGM
	Sang-Kyung Lee	March 29, 2012		FY 2013 AGM

*	Outside Directors is defined by the Financial Holding Companies Act and the Securities and Exchange Act as a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company.
**	Mr. Hoon Namkoong was the Chairman of the Board of Directors for Shinhan Financial Group for fiscal year 2011.
***	The new Chairman of the Board of Directors for fiscal year 2012 will be elected on the following meeting of Board of Directors after the AGM.
†	indicates outside directors whose tenure expired and who seeks shareholders’ approval to renew their terms.

IV.	Committees of the Board of Directors after the 11th Annual General Meeting of Shareholders’

There are currently six management committees that serve under the board:

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee

•	the Compensation Committee;

•	the Outside Director Recommendation Committee; and

•	the Audit Committee Member Recommendation Committee.

In addition to the committees stated above, a Governance and CEO Recommendation Committee will be established provided that Agenda Item No. 2-2 (Revisions to incorporate the establishment of the Governance and CEO Recommendation Committee) is approved during the 11th Annual General Meeting of Shareholders.

Each committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

The following table lists the members of each committee as of February 23, 2012. Each committee members for FY 2012, except for the members of the Audit Committee, will be appointed by the new Board of Directors after the 11th Annual General Meeting of Shareholders;

Committee	Members	Objective	Attendance Record*	Number of Meetings Held*
Governance and CEO Recommendation Committee	To be established after the 11th AGM. Members will be comprised of 4 to 6 outside directors and Chairman & CEO.

The committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure.

The committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates.

The Chair of this committee will be elected among the outside director members.

The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

			n.a.	n.a.

Board Steering Committee†	Chair Dong Woo Han Members Hoon Namkoong (o) Jung Il Lee (o) Ke Sop Yun (o)	The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.	100% 100% 100% 100%	4

Risk Management Committee†	Chair Kee Young Kim (o) Members Hoon Namkoong (o) Philippe Aguignier (o)	The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.	100% 100% 100%	4

Compensation Committee†	Chair Seok Won Kim (o) Members Kee Young Kim (o) Sun Tae Hwang (o) (1) Haruki Hirakawa (o) (2)	This committee is responsible for reviewing and approving the management’s evaluation and compensation programs.	100% 100% 100% 100%	3

Audit Committee†	Chair Ke Sop Yun (o) Members Taeeun Kwon (o) Seok Won Kim (o) Sun Tae Hwang (o) (1)	The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.	100% 100% 100% 100%	6

Outside Director Recommendation Committee†	Chair Kee Young Kim (o) Members Taeeun Kwon (o) Seok Won Kim (o) Jaekun Yoo (o) Dong Woo Han	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.	100% 67% 100% 33% 100%	3

Audit Committee Member Recommendation Committee†	Chair Kee Young Kim (o) Member All Outside Directors (3)	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our audit committee member positions and related matters. The committee should consist of all of the outside directors of the Group.	100% (3)	1

†	indicates committees with a majority of outside directors as committee members
*	The “number of meetings held” and the “attendance record” for the Board Steering Committee, Risk Management Committee, Compensation Committee and the Audit Committee have been counted for the period from the appointment of the members to the committee until the end of FY 2011, that is December 31, 2011, based on the Financial Supervisory Service disclosure guideline for proxy materials. However, for the outside director Recommendation Committee and the Audit Committee Member Recommendation Committee, those records were counted for the meetings held to recommend and nominate candidates that constitute the next Outside Directors among the Board of Directors and the Audit Committee Members for FY 2012, which both were held during February 2012.
(o)	indicates outside directors
(1)	Mr. Sun Tae Hwang has tendered his resignation on June 16, 2011 for personal reasons. Attendance record for Mr. Hwang has been calculated for the period Mr. Hwang remained as an outside director, and the member of the committee, of the Company.
(2)	Mr. Haruki Hirakawa has been nominated as a member of the Compensation Committee by the resolution of the Board of Directors meeting held on December 15, 2011. Attendance record for Mr. Hirakawa has been calculated for the period Mr. Hirakawa participated as a committee member.
(3)	The Audit Committee Member Recommendation Committee is held once every year to nominate the members for the next fiscal year Audit Committee. Of the total 9 outside directors, 8 outside directors have participated the Audit Committee Member Recommendation Committee held on February 23, 2012. Mr. Haruki Hirakawa was not able to participate.

Appendix A.    Separate Financial Statements of Shinhan Financial Group

1) Statement of Financial Position

Separate Statement of Financial Position

December 31, 2011 and December 31, 2010

(In millions of KRW)

Description	December 31, 2011		December 31, 2010

Assets
1. Cash and due from banks	2,220,171		609,659
2. Trading assets	1,856,712		251,414
3. Derivative assets	—		9,127
4. Loans	1,104,678		1,454,615
5. Property and equipment	1,363		1,651
6. Intangible assets	7,974		7,134
7. Investments in subsidiaries	25,050,002		25,046,002
8. Deferred tax assets	302		5,600
9. Other assets	603,048		275,394
Total assets		30,844,250		27,660,596

Liabilities
1. Derivative liabilities	—		—
2. Borrowings	5,000		5,000
3. Debt securities issued	7,034,393		6,581,104
4. Liability for defined benefit obligations	2,061		1,090
5. Other liabilities	4,371,989		320,442
Total liabilities		11,413,443		6,907,636

Equity
1. Capital stock	2,645,053		2,589,553
2. Hybrid bond	238,582		—
3. Capital surplus	9,494,842		8,444,178
4. Accumulated other comprehensive income	—		(-)1,702
5. Retained earnings	7,052,330		9,720,931
Total equity		19,430,807		20,752,960

Total liabilities and equity		30,844,250		27,660,596

2) Statements of Income

Separate Statements of Income

Year ended December 31, 2011 and December 31, 2010

(In millions of KRW)

Description	For the year ended Dec. 31, 2011		For the year ended Dec. 31, 2010
1. Operating income		1,679,986		612,569
(1) Net interest income		(261,428)		(253,535)
1. Interest income	110,656		97,993
2. Interest expense	(372,084)		(351,528)
(2) Net fees and commission income		120,884		121,082
1. Fees and commission income	121,213		121,283
2. Fees and commission expense	(329)		(201)
(3) Dividend income		1,837,479		817,312
(4) Net trading income (expense)		54,764		6,801
(5) Net foreign currency transaction gain (loss)		(21,594)		(21,482)
(6) Net impairment loss on financial assets		(103)		(223)
1. Impairment for Allowance	(103)		(223)
(7) General and administrative expenses		(72,033)		(78,992)
1. Salaries & Employee Benefits	(15,199)		(29,672)
2. Depreciation & Amortization	(1,251)		(1,312)
3. Other General & Administrative Expenses	(55,583)		(48,008)
(8) Other operating income (expense), net		22,017		21,606
II. Income tax expense		7,078		(5,056)
III. Net income for year		1,672,908		617,625
IV. Other comprehensive income for year, net of income tax		1,702		2,575
1. Cash flow hedges	2,246		2,032
2. Income tax effect	(544)		543
V. Total comprehensive income for year		1,674,610		620,200

VI. Earnings (loss) per share in won
1. Basic earnings (loss) per share in won		2,945		816
2. Diluted earnings (loss) per share in won		2,913		816

3) Statements of Appropriations of Retained Earnings

Separate Statements of Appropriations of Retained Earnings (Draft)

Year ended December 31, 2011 and December 31, 2010

(In millions of KRW)

Description	For the year ended Dec. 31, 2011		For the year ended Dec. 31, 2010
I. Unappropriated Retained Earnings		5,661,705		8,568,424
1. Unappropriated Retained Earnings carried over from prior years	7,744,070		7,950,799
2. Redemption of Preferred Stocks	(3,752,679)		—
3. Dividends to hybrid bond holders	(2,594)		—
4. Net Income for Year	1,672,908		617,625
II. Appropriation of Retained Earnings		815,486		824,354
1. Legal Reserve	167,291		238,118
2. Regulatory reserve for loan loss	18,687
3. Dividends	629,508		586,236
Cash Dividends on Common Stock	355,650		355,650
Dividend per share: KRW 750 for 2011 KRW 400 for 2010
Cash Dividends on Preferred Stock	273,858		230,586
Dividend per share
Series 10: KRW 7,000 for 2011 & 2010
Series 11: KRW 1,878.6950 for 2011 & 2010
Series 12: KRW 3,898.3560 for 2011
III. Unappropriated Retained Earnings carried over to subsequent year		4,846,219		7,744,070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer

Date: February 23, 2012